UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 2, 2007

Rosetta Genomics, Ltd.
(Exact name of registrant as specified in its charter)

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
(Address of principal executive offices)

001-33042
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Rosetta Genomics Ltd.

On April 2, 2007, Rosetta Genomics Ltd. issued a press release announcing the development of a proprietary microRNA extraction protocol from blood serum as well as advancements in its diagnostic and therapeutic development programs at Cambridge Healthtech Institute's MicroRNA in Human Disease and Development conference. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

(c)     Exhibit 99.1. Press release dated April 2, 2007

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Rosetta Genomics, Ltd. (Registrant)
April 2, 2007 (Date)	/s/ TAMIR KAZAZ Tamir Kazaz Chief Financial Officer